February 5, 2019

David K. Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8

       Re: Mercer International Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 000-51826

Dear Mr. Ure:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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